Exhibit 21

SUBSIDIARIES OF THE REGISTRANT:

(1) Kavouras, Inc. which is organized and operates out of Minnesota under the same name.
(2) National Datamax which is organized and operates out of California under the same name.
(3) Weather Services Corporation which is organized and operates out of Massachusetts under the same name.
(4) DTN Market Communications Group, Inc. which is organized in Nebraska and includes the EarthWatch License Agreement.
(5) Paragon Software, Inc. which is organized in Illinois and operates out of Wisconsin under the same name.
(6)      Asset Growth Corporation which is organized in Delaware.
(7)      Electronic Futures Trading Corporation which is organized in Nebraska.


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